SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31761; File No. 812-14434]

Archstone Alternative Solutions Fund and A.P. Management Company, LLC;

Notice of Application

August 14, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of

1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an

order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit a registered closed-end

management investment company to issue multiple classes of shares ("Classes") with

varying sales loads and to impose asset-based service and/or distribution fees.

Applicants: Archstone Alternative Solutions Fund ("Fund") and A.P. Management

Company, LLC ("Adviser").

Filing Dates: The application was filed on March 19, 2015 and amended on July 14,

2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on September 9, 2015, and should be accompanied by proof of service on the

applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to

Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reasons for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 360 Madison Avenue, 20th Floor, New York, NY 10017.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund will be a continuously offered non-diversified, closed-end management investment company registered under the Act and organized as a Delaware statutory trust. The Adviser, a New York limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to the Fund.

2.   The Fund will continuously offer its shares pursuant to its currently effective registration statement under the Securities Act of 1933 ("Securities Act").[1] The Fund's

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[1]   Shares of the Fund will only be sold to "accredited investors" as defined in regulation D under the Securities Act.

shares are not listed on any securities exchange and do not trade on an over-the-counter

system such as Nasdaq. Applicants do not expect that any secondary market will develop

for the Fund's shares.

3. The Fund currently intends to offer a Class of shares at net asset value per

share ("NAV") which will not be subject to any sales load or distribution and/or service

fees. The Fund proposes to offer an additional Class of shares that will adopt a

distribution and service plan in compliance with rules 12b-1 and 17d-3 under the Act as if

such rules applied to closed-end management investment companies ("Distribution and

Service Plan") and which may be subject to a sales load, a distribution fee ("Distribution

Fee"), and/or a service fee ("Service Fee").[2]

4. In order to provide a limited degree of liquidity to shareholders, the Fund may

from time to time offer to repurchase shares at their then-current NAV in accordance with

rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases

of the Fund's shares are made at such times, in such amounts and on such terms as may be

determined by the board of trustees of the Fund ("Board") in its sole discretion. The

Adviser anticipates recommending that the Board authorize the Fund to offer to

repurchase shares from shareholders quarterly.

5. Applicants represent that any asset-based Distribution and Service Fees will

comply with the provisions of rule 2830(d) of the Conduct Rules of the National

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[2]   All Classes of shares will be subject to an "early withdrawal charge" ("Repurchase Fee") if a
shareholder has shares repurchased during the first eleven months following such shareholder's initial
investment in the Fund. The Repurchase Fee will apply equally to all shareholders of a Fund,
regardless of Class, consistent with section 18 of the Act and rule 18f-3 thereunder. With respect to
any waiver of, scheduled variation in, or elimination of the Repurchase Fee, the Fund will comply with
rule 22d-1 under the Act as if the Repurchase Fee were a contingent deferred sales charge ("CDSC")
and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled
variation in, or elimination of the Repurchase Fee will apply uniformly to all shareholders of the Fund
regardless of Class.

Association of Securities Dealers, Inc. ("NASD Conduct Rule 2830").[3] Applicants also

represent that the Fund will disclose in its prospectus, the fees, expenses and other

characteristics of each Class offered for sale by the prospectus, as is required for open-end,

multiple class funds under Form N-1A. As if it were an open-end management investment

company, the Fund will disclose fund expenses in shareholder reports, and disclose in its

prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[4]

Applicants will also comply with any requirements that may be adopted by the

Commission or FINRA regarding disclosure at the point of sale and in transaction

confirmations about the costs and conflicts of interest arising out of the distribution of

open-end investment company shares, and regarding prospectus disclosure of sales loads

and revenue sharing arrangements as if those requirements applied to the Fund and any

distributor of shares of the Fund.[5]

6. The Fund will allocate all expenses incurred by it among the various Classes

based on net assets of the Fund attributable to each such Class, except that the NAV and

expenses of each Class will reflect the expenses associated with the Distribution and

Service Plan of that Class (if any), and any other incremental expenses of that Class

(including transfer agency fees, if any). Expenses of the Fund allocated to a particular

Class of the Fund's shares will be borne on a pro rata basis by each outstanding share of

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[3]   Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Industry
        Regulatory Authority Rule to NASD Conduct Rule 2830.

[4]   *See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment
        Companies*, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and
        Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464
        (June 7, 2004) (adopting release).

[5]   *See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in
        Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and
        Amendments to the Registration Form for Mutual Funds*, Investment Company Act Release No. 26341
        (Jan. 29, 2004) (proposing release).

that Class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

7.   In the event the Fund imposes a CDSC, applicants will comply with the provisions of rule 6c-10 under the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with the requirements of rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple Classes of the Fund may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple Classes of the Fund may violate section 18(i) of the Act because each Class would be entitled to exclusive voting rights with respect to matters solely related to that Class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such

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exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of

the Act. Applicants request an exemption under section 6(c) from sections 18(c) and

18(i) to permit the Fund to issue multiple Classes.

4.   Applicants submit that the proposed allocation of expenses and voting

rights among multiple classes is equitable and will not discriminate against any group or

class of shareholders. Applicants submit that the proposed system would permit the Fund

to facilitate the distribution of Classes through diverse distribution channels and would

provide investors with a broader choice of shareholder options. Applicants assert that the

proposed closed-end investment company multiple class structure does not raise the

concerns underlying section 18 of the Act to any greater degree than open-end investment

companies' multiple class structures that are permitted by rule 18f-3 under the Act.

Applicants state the Fund will comply with the provisions of rule 18f-3 as if it were an

open-end investment company. Applicants believe that the requested relief meets the

standards of Section 6(c) of the 1940 Act.

CDSCs

5.   Applicants believe that the requested relief meets the standards of section

6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to

impose CDSCs, subject to certain conditions. Applicants state that the Fund does not

anticipate imposing CDSCs and would only do so in compliance with rule 6c-10 under

the Act as if that rule were applied to closed-end investment companies. The Fund also

will make all required disclosures in accordance with the requirements of Form N-1A

concerning CDSCs. Applicants further state that, in the event the Fund imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-Based Service and/or Distribution Fees

6.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

7.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Fund to impose Distribution Fees and/or Service Fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary